UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2021

Altimar Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street

33rd Floor

New York, New York 10019

(Address of principal executive offices, including zip code)

(212) 287-6767

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	ATMR.U	New York Stock Exchange
Class A ordinary share, $0.0001 par value	ATMR	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ATMR.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 21, 2021, Altimar Acquisition Corp. II (the “Company” or “Altimar”) convened the extraordinary general meeting of Altimar (the “Special Meeting”) held in connection with the Company’s previously announced business combination (the “Business Combination”) with Fathom Holdco, LLC (“Fathom OpCo”) pursuant to the Business Combination Agreement, dated as of July 15, 2021 (as amended, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, each proposal voted on at the Special Meeting is described in greater detail in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) on December 3, 2021 and mailed to shareholders on or about December 4, 2021 (the “Proxy Statement”). Completion of the Business Combination remains subject to customary closing conditions. The post-business combination company will be known as Fathom Digital Manufacturing Corporation (“Fathom”).

As of the close of business on November 29, 2021, the record date for the Special Meeting, there were an aggregate of 34,500,000 shares of Class A ordinary shares, par value $0.0001 per share, and 8,625,000 shares of Class B ordinary shares, par value $0.0001 per share (together, the “ordinary shares”), of Altimar outstanding, each of which was entitled to one vote at the Special Meeting with respect to any adjournments or postponements of the Special Meeting. A total of 31,487,038 ordinary shares, representing approximately 73.02% of the outstanding ordinary shares entitled to vote, were present virtually or by proxy, constituting a quorum.

The voting results for the proposals voted on at the Special Meeting are set forth below.

1. The Business Combination Proposal — To approve by ordinary resolution under Cayman Islands law and adopt the Business Combination Agreement, dated as of July 15, 2021, as amended from time to time, by and among Altimar Acquisition Corp. II, Fathom Holdco, LLC (“Fathom OpCo”) and the other parties thereto. Upon consummation of the transactions contemplated by the Business Combination Agreement, including the Domestication (as defined below), substantially all of the assets and business of the combined company will be held by Fathom OpCo. Altimar and continuing equityholders of Fathom Holdco, LLC (the “Continuing Fathom Unitholders”) will be issued Class A units of Fathom OpCo (“New Fathom Units”). Altimar will be the managing member of Fathom OpCo. Altimar will issue to Continuing Fathom Unitholders for cash at par value a number of shares of Class B common stock equal to the number of New Fathom Units held by the Continuing Fathom Unitholders. Altimar other shareholders will hold Class A common stock of the combined company. Shares of Class A common stock will be entitled to economic rights and one vote per share and shares of Class B common stock will be entitled to one vote per share but no economic rights. The combined company’s business will continue to operate through Fathom OpCo.

For	Against	Abstain
29,952,565	1,435,843	98,630

2. The Domestication Proposal — To approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the change of Altimar’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and such proposal, the “Domestication Proposal”).

For	Against	Abstain
29,951,936	1,436,143	98,959

3. The Organizational Documents Proposal — To approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the amendment and restatement of the Memorandum and Articles of Association by their deletion and replacement in their entirety with the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of Fathom, the post-Domestication company, which, if approved, would take effect at the time of the Domestication (such proposal, the “Organizational Documents Proposal”).

For	Against	Abstain
29,950,607	1,438,243	98,188

4. The Advisory Charter Proposals — To approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which were presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as eight sub-proposals.

	FOR	AGAINST	ABSTAIN
Proposal 4A — Authorized Shares	27,708,313	3,675,798	102,927
Proposal 4B — Amendments to the Proposed Charter	29,293,269	2,090,093	103,676
Proposal 4C — Director Election, Vacancies and Removal	27,357,360	4,024,764	104,914
Proposal 4D — DGCL Section 203 and Business Combinations	29,289,741	2,089,907	107,390
Proposal 4E — Forum Selection	27,709,143	3,672,264	105,631
Proposal 4F — Voting Rights	29,388,346	1,998,034	100,658
Proposal 4G — Dividends and Distributions	29,644,590	1,738,377	104,071
Proposal 4H — Removal of Blank Check Company Provisions	29,646,751	1,736,935	103,352

5. The Stock Issuance Proposal — To approve by ordinary resolution under Cayman Islands law, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of shares of Class A common stock to the PIPE Investors pursuant to Subscription Agreements (each such term as defined in the Proxy Statement, and such proposal, the “Stock Issuance Proposal”).

For	Against	Abstain
29,947,798	1,438,343	100,897

6. The Business Combination Issuance Proposal — To approve by ordinary resolution under Cayman Islands law, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE (including any rules applicable to a “change of control”), the issuance of shares of Class A common stock, Class B common stock and Class C common stock (i) pursuant to the terms of the Business Combination Agreement, (ii) upon the exchange of New Fathom Units pursuant to the Fathom Operating Agreement and (iii) upon the conversion, in accordance with our Proposed Charter, of any such common stock issued pursuant to (i) or (ii) (such proposal, the “Business Combination Issuance Proposal”).

For	Against	Abstain
29,947,901	1,437,343	101,794

7. The Equity Incentive Plan Proposal — To approve by ordinary resolution, assuming the Stock Issuance Proposal and the Business Combination Issuance Proposal are approved and adopted, the Fathom Digital Manufacturing Corporation 2021 Omnibus Incentive Plan (the “2021 Omnibus Plan”), a copy of which is attached to the Proxy Statement as Annex H (such proposal, the “Equity Incentive Plan Proposal”).

For	Against	Abstain
29,783,303	1,597,144	106,591

8. The ESPP Proposal — To approve by ordinary resolution, assuming the Stock Issuance Proposal and the Business Combination Issuance Proposal are approved and adopted, the Fathom Digital Manufacturing Corporation’s 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to the Proxy Statement as Annex I (such proposal, the “ESPP Proposal” and, collectively with the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Business Combination Issuance Proposal and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”).

For	Against	Abstain
29,936,913	1,445,885	104,240

Item 8.01. Other Events.

As described in Item 5.07 above, the Company’s shareholders approved the Business Combination on December 21, 2021.

Forward Looking Statements

Certain statements made in this Current Report on Form 8-K, and oral statements made from time to time by representatives of the Company are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the proposed business combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of the Company to complete the proposed Business Combination with Fathom OpCo; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of funds available in the Company’s trust account following redemptions by the Company’s shareholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; costs related to the proposed Business Combination; and those factors discussed in the Proxy Statement, the registration statement and final prospectus relating to the Company’s initial public offering filed with the SEC on February 5, 2021, Item 1A. Risk Factors of the Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on June 1, 2021 and Item 1A. Risk Factors of the Form 10-Q/A for the quarter ended September 30, 2021 filed with the SEC on November 23, 2021 and other documents of the Company filed, or to be filed, with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTIMAR ACQUISITION CORP. II

Date: December 21, 2021	By:	/s/ Wendy Lai
Name: Wendy Lai
Title: Chief Financial Officer